February 11, 2020

Ronald P. Erickson
Chairman of the Board
Know Labs, Inc.
500 Union Street, Suite 810
Seattle, WA 98101

       Re: Know Labs, Inc.
           Form 8-K
           Filed January 22, 2020
           File No. 000-30262

Dear Mr. Erickson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed January 22, 2020

Item 4.02 Non-reliance on Previously Issued Financial Statements, page 1

1. Please amend your filing to disclose when you concluded that your financial statements should no longer be relied on pursuant to Item 4.02(a)(1) of Form 8-K.
2. Additionally, amend to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to
Item 4.02(a)(3) of
      Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ronald P. Erickson
Know Labs, Inc.
February 11, 2020
Page 2

       You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any other questions.



FirstName LastNameRonald P. Erickson                    Sincerely,
Comapany NameKnow Labs, Inc.
                                                        Division of Corporation
Finance
February 11, 2020 Page 2                                Office of Life Sciences
FirstName LastName